November 27, 2018

Gregory Mount
President and Chief Executive Officer
Red Lion Hotels CORP
1550 Market St. #350
Denver, CO 80202

       Re: Red Lion Hotels CORP
           Registration Statement on Form S-3
           Filed November 15, 2018
           File No. 333-228405

Dear Mr. Mount :

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate and
                                                            Commodities
cc:    Erin Joyce Letey, Esq.